[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8535 Fax: 212.859.4000 kenneth.rosh@friedfrank.com

October 14, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B. Form 20-F for the Fiscal Year Ended December 31, 2013, as Amended Filed April 29, 2014 File No. 001-12610

Dear Mr. Spirgel:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated September 30, 2014, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as amended (the “2013 Form 20-F”), that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2014 and the response letters submitted to the SEC by the Company on August 22, 2014 and September 15, 2014.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the 2013 Form 20-F.

Television, pages 52 and 54

1.
 Please tell us how you are accounting for the television and cable concessions assets that could revert to the Mexican government upon the expiration, revocation or termination of the concessions. Refer to your basis in the accounting literature including IFRIC 12. In addition, please tell us the residual value of the television and cable concessions assets as of December 31, 2013 and where such assets are classified in your consolidated statements of financial position.

Response:

We respectfully submit that our television and cable concessions are recognized at acquisition cost or, if acquired through business combinations, at fair value on the date of acquisition, and classified as intangible assets with indefinite useful lives (based on the IAS 38 model), as mentioned in Notes 2 (k) and 12 to our annual consolidated financial statements.

We also respectfully submit that the residual value of television and cable concessions acquired by us amounted to an aggregate of Ps.553.5 million and Ps.2,250.9 million, respectively, as of December 31, 2013, representing 0.3% and 1.2%, respectively,  of our total consolidated assets as of that date.

Our accounting treatment for concessions as intangible assets with indefinite useful lives considers that no reversion effect is expected upon the expiration of the concessions, and thus, no residual value is determined, based on the following:

●
All of our television and cable concessions may be renewed upon expiration of their original terms.   Historically, renewal of these types of concessions have been contingent upon the timely filing of the proper paperwork for renewal, upon complying with the terms of the concessions and the laws and regulations governing such concessions, and upon agreeing to any new terms and conditions set forth in the renewal period.

●
Except for an immaterial concession for a UHF Channel for pay-TV reported in the 2013 Form 20-F, historically, we have renewed our operating television and cable concessions upon expiration and generally all conditions necessary to obtain renewal have been satisfied.  Up until December 31, 2013, the cost to renew the concessions has been de minimis. We have held many of our television concessions for more than 60 years.

●	We see no foreseeable limit to the period over which the assets are expected to generate net cash inflows for us. Our business, industry and products have a track record of stability.

●
We are committed to continue to invest for the long term to extend the period over which the television and cable concessions are expected to continue to provide economic benefits.  We do not expect to change our business plans in the foreseeable future in this regard.

We determined that our television and cable concessions are out of the scope of IFRIC Interpretation 12 Service Concession Arrangements due to the fact that as of December 31, 2013:

●	the Mexican government did not control or regulate the price of the services – in that regard, prices were determined by us based on market conditions; and

●	the Mexican government did not control any significant residual interest in the infrastructure at the expiration of the concession.

Item 5. Operating and Financial Review and Prospects, page 63

2.
Please describe the expected consequences of the IFT resolutions determining that you together with other entities with concessions to provide broadcast television, including some of your subsidiaries, constitute "preponderant economic agents in the broadcasting sector in Mexico” and additionally, Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., along with other entities, constitute preponderant economic agents in the telecommunications sector in Mexico. Describe what your available options are.

Response:

We did not include discussions of the expected consequences of the IFT resolutions in Operating and Financial Review and Prospects. However, we did include the expected consequences that the IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico, might have for the Company on page 13 of Risk Factor section in the 2013 Form 20-F under the heading “— Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Separately, on page 33 of the Business section in the 2013 Form 20-F under the heading “— Business Overview — Business Strategy — Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”, we describe IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market and the related measures imposed on such entities.  We further discuss the opportunities and options for us as a result of such measures, which include, among others, a more competitive environment.

In our next Form 20-F, and thereafter as applicable, we will include similar discussions of these matters in the Operating and Financial Review and Prospects section and/or provide an appropriate cross-reference in that section to such discussions appearing elsewhere in the Form 20-F.

***

The Company respectfully requests that all future correspondence from the SEC be directed to Joaquín Balcárcel, General Counsel of the Company, at jbalcarcel@televisa.com.mx and/or at (525) (55) 261-2433 and Salvi Rafael Folch Viadero, Chief Financial Officer of the Company, at sfolch@televisa.com.mx and/or (525) (55) 261-2580.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8535, Stuart Gelfond at (212) 859-8272 or Joshua Wechsler at (212) 859-8689 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,
/s/ Kenneth I. Rosh
Kenneth I. Rosh

cc:	Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Emily Drazan, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Joaquín Balcárcel, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.